Filed by Leo Holdings III Corp (Commission File No. 001-40125)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Local Bounti Corporation
Form S-4 File No.: 333-257997

local bounti™

Investor & Analyst Day Presentation

October 13, 2021


LIVING
local bounti
CILANTRO
LIVING
local bounti
BASIL

©2021 Local Bounti Corporation

Disclaimer This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Local Bounti Corporation (“Local Bounti” or the “Company”) and Leo Holdings III Corp (“Leo”) and related transactions (the “Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation. To the fullest extent permitted by law, in no circumstances will Leo, Local Bounti, the placement agents or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Local Bounti or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Local Bounti and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. ADDITIONAL INFORMATION In connection with the Business Combination, Leo filed with the U.S. Securities and Exchange Commission (“SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. PARTICIPANTS IN THE SOLICITATION Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available. FORWARD LOOKING STATEMENTS This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. 2Disclaimer This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Local Bounti Corporation (“Local Bounti” or the “Company”) and Leo Holdings III Corp (“Leo”) and related transactions (the “Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation. To the fullest extent permitted by law, in no circumstances will Leo, Local Bounti, the placement agents or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Local Bounti or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Local Bounti and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. ADDITIONAL INFORMATION In connection with the Business Combination, Leo filed with the U.S. Securities and Exchange Commission (“SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. PARTICIPANTS IN THE SOLICITATION Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available. FORWARD LOOKING STATEMENTS This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. 2

Disclaimer NO OFFER OR SOLICITATION This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law. INDUSTRY AND MARKET DATA Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Local Bounti, Leo and the placement agents have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Local Bounti and Leo, which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Local Bounti and Leo. USE OF PROJECTIONS This Presentation contains projected financial information with respect to Local Bounti. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information will be achieved. Neither Leo’s nor Local Bounti’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement to be filed by Leo with the SEC. Some of the financial information and data contained in this Presentation, such as Free Cash Flow before Spend, EBITDA and EBITDA Margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Leo and Local Bounti believe that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to Local Bounti’s financial condition and results of operations. Leo and Local Bounti believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Local Bounti’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Local Bounti’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. TRADEMARKS AND TRADE NAMES Local Bounti and Leo own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Local Bounti or Leo, or an endorsement or sponsorship by or of Local Bounti or Leo. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, and the lack of references are not intended to indicate, in any way, that Local Bounti or Leo will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. 3

Today's Presenters



Craig Hurlbert
Co-CEO

- Managing Partner at Brightmark Partners
- Former CEO and Chairman of TAS Energy, exited to Comfort Systems



Travis Joyner, JD, PhD
Co-CEO

- Managing Partner at Brightmark Partners
- Ph.D. in Market Research and Statistics from University of Kansas; J.D. from University of Montana



Kathleen Valiasek
CFO

- Former CFO, Chief Business Officer at Amyris
- B.B.A. from University of Massachusetts, Amherst



Mark McKinney
COO

- Former COO of Fruit Growers Supply (division of Sunkist)
- B.S. from California Polytechnic University, and M.B.A. from Claremont Graduate University



Dave Vosburg
CIO

- Former CFO of Crop One and Sensei Ag
- MBA from Yale School of Management and B.A. from University of Notre Dame

4

Leo Holdings III Corp. Overview

local bounti

Officers



Ed Forst, *Chairman*
38+ years of operating & financial experience, having held C-suite executive roles at Goldman Sachs, Cushman & Wakefield, and Harvard University



Lyndon Lea, *President & CEO*
30+ years of investment experience; founder of Lion Capital, with several operational roles and public company board positions



Robert Darwent, *CFO*
25+ years of experience; track record of successful investment in the consumer sector and experience serving on several public boards

Board & Advisor Experience

Snap Inc., OPEN Realty Advisors, eHealth, Rodan + Fields, Coca-Cola, Heineken, Sun Microsystems, Neutrogena, Credit Suisse, JPMorgan Chase & Co., Target, Verishop, Nu Skin

Who We Are

Leo Holdings III Corp. (NYSE: LIII.U; "Leo") is a $275 million publicly traded Special Purpose Acquisition Company (SPAC) that was formed by Lion Capital, a consumer-focused private equity firm founded in 2004

- Leo seeks to invest in entrepreneurial driven consumer growth companies that are positioned to thrive in the digital information age, with reference to changing consumer behaviors
- Leveraging our management team's experience investing in and operating numerous consumer businesses, we are well-positioned to transition businesses to their next stage of growth

We work well with entrepreneurs because we are entrepreneurs

Competitive Differentiation

Investing DNA

- Leo has emerged from Lion Capital, which has invested in excess of $9bn in over 175 brands since inception

Deep understanding of brands & consumer behavior

- Leo's management has extensive experience owning and operating consumer brands, and has a proven track record in taking businesses to their next level

Unparalleled network in consumer sector

- Leo benefits from support of its prestigious board and advisor group, whose network serves as an unmatched and highly valuable sourcing vehicle

Representative Investment Track Record

True Food Kitchen, Kettle Brand, Gordon Ramsay, wagamama, Digital Media Solutions, picard, Grenade Carb Killa, Lenny & Larry's, Weetabix, REX, snaptravel, Loungers

Local Bounti Investment Thesis

1. **DISRUPTIVE**
   Disruptive products that outperform traditional agricultural products in nearly all aspects
2. **INNOVATION**
   Expansive market opportunity underpinned by tailwinds of innovation and shifting consumer preference
3. **BEST-IN-CLASS UNIT ECONOMICS**
   Technology-driven, operationally-focused platform to drive best-in-class unit economics & margins
4. **SCALABILITY**
   Ability to scale rapidly through modular facilities, allowing responsivity to market demand and opportunity
5. **MANAGEMENT**
   World class management team and advisor roster with extensive business-building experience
6. **VALUATION**
   Compelling valuation as compared to other CEA peers and other high-growth consumer-branded businesses

5

Transaction Summary

local bounti

local bounti

LEO Holdings Corp.

Transaction Size

- $275MM cash in trust from Leo Holdings III Corp. (NYSE:LIII.U)
- $125MM PIPE proceeds

Valuation

- ~$760MM pro forma enterprise value[1]
- 1.6x 2025E revenue and 3.9x 2025E EBITDA[2]
- Attractive valuation vs. recent other controlled environment agriculture peers

Capital Structure

- ~$314MM in cash to fund operations and accelerate growth
- No additional equity capital requirements expected until Company is free cash flow positive

Ownership

- 54.9% existing shareholder equity rollover
- 31.0% Leo III investors including founder shares
- 11.3% PIPE investors
- 2.8% convertible notes holders[3]

1. *Assumes ~$38MM of transaction expenses.*
2. *Based on 2025E revenue of $462MM and 2025E EBITDA of $193MM.*
3. *Assumes $26MM of convertible notes at 15% discount at close of transaction. This convertible debt is excluded for purposes of determining pre-transaction equity value.*

6

Section 1 Industry OverviewSection 1 Industry Overview

Traditional Agriculture Is in Need of a Transformation Imminent Agriculture Crisis The world will need ~70% more food to feed the global population in 2050, yet there will not be enough arable land and water to sustain traditional agriculture to meet these needs 1-in-4 200k 60% People globally are Deaths caused by Total global cropland severely food insecure E. coli globally each year depleted from irrigation use 10-30% 9 mil 30% Of product spoils at grocery Deaths each year Arable land lost in before sale from hunger the U.S. in last 40 years 8 8 Strictly Confidential Sources: Canaccord Genuity, FAO, USDA, UN, Brauman et al. (2014), WHO, Mercy Corps, Food Safety News. Traditional Agriculture Is in Need of a Transformation Imminent Agriculture Crisis The world will need ~70% more food to feed the global population in 2050, yet there will not be enough arable land and water to sustain traditional agriculture to meet these needs 1-in-4 200k 60% People globally are Deaths caused by Total global cropland severely food insecure E. coli globally each year depleted from irrigation use 10-30% 9 mil 30% Of product spoils at grocery Deaths each year Arable land lost in before sale from hunger the U.S. in last 40 years 8 8 Strictly Confidential Sources: Canaccord Genuity, FAO, USDA, UN, Brauman et al. (2014), WHO, Mercy Corps, Food Safety News.

Controlled Environment Agriculture (“CEA”) Is the Future of Farming CEA Is Disrupting Conventional Agriculture Key Advantages to CEA Zero Residue Up to 90% Up to 90% Year Round Shorter Transit Time Lower Greenhouse Pesticides / Reduction in Water Reduction in Land Production to Retailer Gas Emissions Herbicides Usage Usage During Transit 10x-1,000x Less Consistent Yield Waste Reduction More Cost- Improved Worker Improved Taste, Bacteria, Leading and Supply to with Shelf Life of Up competitive than Welfare Texture and Flavor to Less Spoilage Retailers to 5 Weeks Traditional Agriculture 9 Sources: Equity research, industry research.

Local Bounti Is Addressing a Significant Market Opportunity

local bounti

One of the largest sustainability-related impacts CEA offers is drastic food waste reduction

Traditional Agriculture

40 DAY – QUALITY COMPARISON

3-5 days[1]

Slimy, Smelly, Uneatable



Local Bounti

40 DAY – QUALITY COMPARISON

3-5 weeks[1]

Still Fresh, Delicious, Crisp



CEA Market Opportunity

CEA's fresh focus and local branding enable it to capture significant market share for vegetables and herbs, leading to explosive growth


$30bn
2025 U.S. TAM[2]
~$10.6bn
Western U.S. TAM

Sources: Publicly Available Market Research on Controlled Environment Agriculture, U.S. Census Bureau (2019).
1. *Lettuce comparison test: 40 days.*
2. *U.S. TAM based on publicly available market research on Controlled Environment Agriculture's approximation of 2025 total U.S. TAM.*

10

Lab Analysis Outdoor Grown Agriculture is Failing Us Triple washed outdoor DID YOU KNOW conventional & organic Chemical bath followed by salt bath: product residuals • Chlorine Dioxide • Peroxyacetic Acid • Calcium Hypochlorite • Sodium Hypochlorite • Peracetic Acid • Ozone Bacteria Mold Yeast Pesticides High • Nitrates Sodium • FDA recommends using bleach !! Source 1: https://ohioline.osu.edu/factsheet/aex-262 Source 2: https://www.ams.usda.gov/sites/default/files/media/Chlorine%204%20TR.pdf 11 11 St Str riic ct tlly y C Co on nf fiid de en nt tiia all Source 3: https://www.producefoodsafety.org/files/page/files/guidelines_to_validate_0362-028x.jfp-16-258.pdfLab Analysis Outdoor Grown Agriculture is Failing Us Triple washed outdoor DID YOU KNOW conventional & organic Chemical bath followed by salt bath: product residuals • Chlorine Dioxide • Peroxyacetic Acid • Calcium Hypochlorite • Sodium Hypochlorite • Peracetic Acid • Ozone Bacteria Mold Yeast Pesticides High • Nitrates Sodium • FDA recommends using bleach !! Source 1: https://ohioline.osu.edu/factsheet/aex-262 Source 2: https://www.ams.usda.gov/sites/default/files/media/Chlorine%204%20TR.pdf 11 11 St Str riic ct tlly y C Co on nf fiid de en nt tiia all Source 3: https://www.producefoodsafety.org/files/page/files/guidelines_to_validate_0362-028x.jfp-16-258.pdf

Why We Started Local Bounti Travis and Craig wanted to invest in CEA ü , but could not find the ideal existing business after performing due diligence start with a “clean ü They became very excited to sheet” and to build a business with long-term CEA leadership in mind ü Existing CEA participants were not focused enough on unit economics; Travis and Craig back solved for Local Bounti’s patent pending, high yield and low cost technology ü A very large $30Bn estimated U.S. TAM by 2025 added to the appeal, due to the concept of “replacement product” complementary skill set with ü Travis and Craig have a a long history of experience building and managing capital intensive, commodity-based businesses 12Why We Started Local Bounti Travis and Craig wanted to invest in CEA ü , but could not find the ideal existing business after performing due diligence start with a “clean ü They became very excited to sheet” and to build a business with long-term CEA leadership in mind ü Existing CEA participants were not focused enough on unit economics; Travis and Craig back solved for Local Bounti’s patent pending, high yield and low cost technology ü A very large $30Bn estimated U.S. TAM by 2025 added to the appeal, due to the concept of “replacement product” complementary skill set with ü Travis and Craig have a a long history of experience building and managing capital intensive, commodity-based businesses 12

Section 2 Company OverviewSection 2 Company Overview

Operationally and Commercially Established

Key Highlights

- **2025** — **$462MM** Projected Revenues
- **Nevada**[4] 1Q23 — **2023**
- **Colorado**[4] 3Q22
- **2022** — **Pasco, WA**[4] 2Q22
- **Montana Facility Expansion Complete** 3Q21 — **2021**
- **First Revenue** 4Q20
- **Full Commercial Operations** 3Q20 — **2020**
- **2019** — **Montana Facility** Built first hybrid high-tech greenhouse facility
- **Local Bounti** Founded by Craig and Travis — **2018**

Proven Credibility

Strategic Partner

Cargill

Closed $200M debt facility in Q3 2021[5]

Strong Retail Presence

Albertsons, Safeway, Yoke's Fresh Market, Super 1 Foods, Rosauers Supermarkets, URM Stores Inc, Associated Food Stores, Maceys, Broulim's Fresh Foods, Lin's Fresh Market

1.5x-2.0x[1] Yield of comparable greenhouse farms

8 SKUs[2] Retail products available today

3.0x Facility capital costs to EBITDA[3]

1. Based on Company information. 2. Stock Keeping Units. 3. Average of SPVs ("Special Purpose Vehicles") 2-6. 4. Completed and Operational Date 5. $10M of facility drawn as of September 30, 2021

14

Local Bounti's Differentiated Approach




WA
OR
ID
MT
ND
SD
WY
NE
NV
UT
CO
KS
CA
AZ
NM
OK
TX
AK



Unit Economics

- ✓ Achieves superior production unit economics through facility design, technology and plant science R&D
- ✓ Turn-key ready to scale modular approach, enables flexibility to respond rapidly to market demand

Local, Distributed & Logistics Strategy

- ✓ Security of year round supply of locally grown pesticide- and herbicide-free produce delivered at peak freshness
- ✓ Proximity of farms enables significant reduction in transportation logistics and associated costs

Brand and Product Diversity

- ✓ Strong retailer and customer loyalty through branded strategy and superior product
- ✓ Enables an efficient business model for grocers by providing multiple SKUs, resulting in fewer supply requirements and reduction in waste

Sustainable

- ✓ Mission-driven for sustainability and human welfare
- ✓ Strong ESG alignment, directly addressing more than half of Sustainable Development Goals

15

Local Bounti Has Strong ESG Alignment Local Bounti exhibits exceptional ESG performance, directly addressing over half of the U.N. Sustainable Development Goals ü SDG 2: Enables access to fresh food ü SDG 6: 90% less water usage as compared to conventional agriculture ü SDG 7: Energy-efficient facilities ü SDG 8: Provides full-time, quality jobs ü SDG 9: Invests in sustainable infrastructure and technology ü SDG 11: Increases jobs, taxes and investment in cities ü SDG 12: Significantly reduces food waste ü SDG 13: Fewer emissions than traditional agriculture ü SDG 14: Eliminates agricultural runoff ü SDG 15: Utilizes 90% less land than field-grown agriculture 16 Sources: U.N. Sustainable Development.Local Bounti Has Strong ESG Alignment Local Bounti exhibits exceptional ESG performance, directly addressing over half of the U.N. Sustainable Development Goals ü SDG 2: Enables access to fresh food ü SDG 6: 90% less water usage as compared to conventional agriculture ü SDG 7: Energy-efficient facilities ü SDG 8: Provides full-time, quality jobs ü SDG 9: Invests in sustainable infrastructure and technology ü SDG 11: Increases jobs, taxes and investment in cities ü SDG 12: Significantly reduces food waste ü SDG 13: Fewer emissions than traditional agriculture ü SDG 14: Eliminates agricultural runoff ü SDG 15: Utilizes 90% less land than field-grown agriculture 16 Sources: U.N. Sustainable Development.

Farm of the Future™: Unit Economics Drove Our Patented Facility Design 2 1.5x-2.0x EFFICIENCIES Comparable yield ü Yield Stack ü Cost 40+ SKUs + ü Capital Optimal production Flow potential ü Product Combining the best of vertical greenhouse and 3 ü Resource growing technologies 90%+ Less water and 1 Proprietary Patent Enables a land usage Differentiated Platform 1. Patent pending on method of growing plants using the vertical / greenhouse hybrid configuration and other growing practices in hydroponic farms, such as plant indexing, in order to optimize growth for each type of plant. 2. Based on Company information. 17 3. Based on publicly available market research on Controlled Environment Agriculture. Greenhouse Vertical Farm

Retail : Current Go-to-Market Diversified Product Offerings Leafy Greens Living Lettuce Living Herbs $ Turns Lbs UOS Unit Economics Green Leaf, Red Leaf, Butter, Romaine, Spring Mix Butter Lettuce Basil, Cilantro 1 2 16 days 28 days 16-21 days Greenhouse Greenhouse 24 days 50+ days 38 days Vertical / 24-30 days X 35-45 days Warehouse 1. Days in greenhouse for Romaine Lettuce SKU. 18 2. Days in greenhouse for Butter Lettuce SKU. Crop CycleRetail : Current Go-to-Market Diversified Product Offerings Leafy Greens Living Lettuce Living Herbs $ Turns Lbs UOS Unit Economics Green Leaf, Red Leaf, Butter, Romaine, Spring Mix Butter Lettuce Basil, Cilantro 1 2 16 days 28 days 16-21 days Greenhouse Greenhouse 24 days 50+ days 38 days Vertical / 24-30 days X 35-45 days Warehouse 1. Days in greenhouse for Romaine Lettuce SKU. 18 2. Days in greenhouse for Butter Lettuce SKU. Crop Cycle

Attractive Facility Unit Economics

Annualized Revenue Build Up
Turns per Year (#)
(x) Lbs per Turn (lbs)
Lbs per Year (lbs)
(-) Waste % (%)
Lbs per Year (Waste Adjusted) (Lbs)
(x) UOS per Lb (#)
UOS per Year (#)
(x) Price per UOS ($)
Revenue per Greenhouse ($)
(x) Number of Greenhouses (#)
Total Revenue per Facility ($)

Achieved results representing ~95% of 2025 revenue

Local Bounti's expected capital efficiency outperforms that of the only public CEA competitor

Local Bounti 2025 Facility Economics[1]

Capital efficiency is 3.0x Capital Cost to EBITDA



$40.0
$24.1
$2.9
$1.5
$5.2
$1.3
$13.2
Capital Cost
Net Revenue
Labor Cost
Utilities Cost
Other Cost[2]
Crop SG&A
Facility EBITDA

Competitor's Illustrative Facility Economics for Leafy Greens[3]

Capital efficiency is 7.4x Capital Cost to EBITDA



$43.5
$16.2
$2.4
$2.4
$4.6
$1.0
$5.9
Capital Cost
Net Revenue
Labor Cost
Utilities Cost
Other Cost
Crop SG&A
Facility EBITDA

Sources: Management Estimates and Publicly Filed Information.
1. *Average of SPVs 2-6.*
2. *Other cost includes costs for raw materials, packaging and transportation.*
3. *Excludes lease expense.*

19

Deep-Rooted Quality from Right Next Door Product Offering • Living Herbs • Basil • Cilantro OUR BRAND • Living Lettuce • Butter PROMISE • Leafy Greens • Green Leaf • Red Leaf • Butter • Romaine • Spring Mix 20Deep-Rooted Quality from Right Next Door Product Offering • Living Herbs • Basil • Cilantro OUR BRAND • Living Lettuce • Butter PROMISE • Leafy Greens • Green Leaf • Red Leaf • Butter • Romaine • Spring Mix 20

Delivering Results!

local bounti

Local Bounti is a first mover and already in distribution, currently providing delicious, fresh produce at over 500 local retail locations

"Local Bounti and Cargill share a commitment to delivering farm to fork options for consumers while sustaining the land, not only for today but for generations to come. As we look to advance sustainable agriculture practices, it was a natural and exciting fit to finance the construction of Local Bounti's innovative and sustainable greenhouses."

Ross Jennings
Head of Cargill's Trade and Capital Markets

Cargill

"Local Bounti provides a great addition to our local produce offerings. Their consistent production of high quality produce at scale on a year-around basis here in the Northern Rockies is not only impressive but very much appreciated by our customers who always want more local options."

Dave Pranther, GM
Western Montana Growers Co-op

"Local Bounti and its products hit the mark on a number of levels: From being locally produced, high quality freshness, environmentally friendly, value for dollar and most importantly the product performs when the consumer gets it home. We look forward to seeing what Local Bounti plans to produce next!"

Michael Kamphaus,
President and CEO
Peirone Produce Company

PEIRONE PRODUCE CO.

"We all know fresh is best, Local Bounti is the real deal."

Steven Pheil,
Produce Manager
Super 1

SUPER 1 FOODS


local bounti
BUTTER
LETTUCE

21

Highly Experienced Management Team

local bounti

Management team with proven track record

backed by deep industry knowledge and diverse set of core competencies differentiate the Local Bounti platform

Previous Experience

Chobani. CropOne curaleaf GE JACK LINK'S robinson FRESH BUSHEL BOY SENSEI nightfood plenty Square Roots Albertsons Johnson Controls 100% GRASSFED MAPLE HILL organic UGC UTAH GAS CORP amyris Pacific SUNSET Earthbound Farm ORGANIC McCormick Zappos SUPERVALU


Craig Hurlbert
Co-CEO


Travis Joyner JD, PhD
Co-CEO


Kathleen Valiasek
CFO


Mark McKinney
COO


Josh White
CMO


Dave Vosburg
CIO


Chief Information Officer


Chief Sustainability Officer


Chief People Officer


Chief Accounting Officer


VP, Sales & Distribution


VP, Business Development


VP, Innovation


Chief of Staff


VP, Operations


VP, Financial Planning & Analysis


VP, Engineering & Design


VP, Continuous Improvement


VP, Construction


Corporate Head Grower

Sources: Company information.

22

Section 3 Investment HighlightsSection 3 Investment Highlights

Local Bounti Was Founded with Hyper-focus on Unit Economics Thoughtful Execution Strategy to Enhance Value for All Stakeholders Yield • Enabling Tech • Hybrid Vertical/Greenhouse Resource • Energy • Footprint Cost • COGS driven by scale • Capital Logistics • Fewer Food Miles • Cold Chain People • Computer Vision/AI • Automation • Control Center 24Local Bounti Was Founded with Hyper-focus on Unit Economics Thoughtful Execution Strategy to Enhance Value for All Stakeholders Yield • Enabling Tech • Hybrid Vertical/Greenhouse Resource • Energy • Footprint Cost • COGS driven by scale • Capital Logistics • Fewer Food Miles • Cold Chain People • Computer Vision/AI • Automation • Control Center 24

Local Bounti – Differentiated Value Proposition to the Market

Technology-driven Approach

Local Bounti is **investing in technology and genetics**, boosting profitability and improving products for consumers



Facility Design
Hybrid vertical / greenhouse facility

Genetics
Elite and exclusive genetics

Technology
Computer vision, AI, Automation


Product Diversity
High Yield
Low Cost



Key Figures	
1	operational plant producing food and revenue
140%	production expansion of operational plant
3.0x	facility capital cost to 2025 EBITDA[1]
8	retail products available today
20-30	SKUs in the near-term accommodated in facility due to hybrid technology
16-28	day plant cycle in greenhouse
3-5	week shelf life for produce
2	USDA certifications: Good Agricultural Practices ("GAP Plus") and non-Genetically Modified Organism ("GMO")

1. *Average of SPVs 2-6. Projected capital cost of $40MM and EBITDA of $13.2MM for 2025.*

25

Rapid Scaling with Turnkey Modular Approach

local bounti

Pre-engineered, Off-the-shelf Construction and Technology to Ensure Low Execution Risk

Modular Build-out

Clear Path to Expected Build-out of Three Facilities by 2022 and Eight Facilities by 2025

Short Time to Construct

Rapid Turnkey Facilities

Technology

Multi-faceted Control Center Technology Suite Enables Remote, Centralized Control for Data-driven Environment Control and R&D

- Centralized Monitoring / Control
- Security and Privacy
- Rapid R&D Cycle Capability
- Substantial Cost Savings
- Scalable / Easy-to-Use
- Crop Growth Algorithms
- Data Modeling and Tracking

Status Update


January 2021
July 2021

Next Facility

- ✓ Site in Hand
- ✓ Pre-engineered
- ✓ Funding in Place
- ✓ Customer Interest Established

1. *Patent pending.*

26

Expected High Market Capture with Superior Product / Branding local bounti

Currently, CEA has a limited focus on markets west of the Mississippi or in the Pacific Northwest, which provides Local Bounti the opportunity to expand into valuable markets as the first mover in the Western U.S.

Land (Grab)
to capture market in regions where there are few or no CEA competitors yet

Brand
to build consumer loyalty across multiple regional markets

Expand
product offerings to capture retail presence

Superior Unit Economics Proof Points

Solving for distribution efficiency and just-in-time delivery

Facility expansion in states with fewer barriers to construction and less red tape enables rapid market capture

Drastic reduction in food miles results in less waste and more effective revenue maximization for grocer



WA
OR
ID
MT
ND
SD
WY
NV
NE
UT
CO
CA
KS
AZ
NM
OK
TX
Major population centers
Existing Bounti Bitterroot Facility
Local Bounti Future Facility Regions

$30bn
2025 U.S. Vegetable and Herb TAM[1]

X

35.2%
of U.S. population that represents Local Bounti's near-term expansion states

~$10.6bn
Western U.S. TAM

Sources: Publicly Available Market Research on Controlled Environment Agriculture, U.S. Census Bureau (2019).
1. U.S. TAM based on publicly available market research on Controlled Environment Agriculture's approximation of 2025 total U.S. TAM.

27

Expected High Market Capture with Broad Product Offering Local Bounti’s branded strategy is enabled by high product diversity that Creating New captures more in-store real estate Product Categories CEA competitors only compete in Land (Grab) 25% of the products that Local Bounti produces to capture market in regions where there are few or no CEA competitors yet 3-5 week shelf life vs. 3-5 day shelf life for field-grown product leads to substantially less waste Brand for grocers and consumers to build consumer loyalty across multiple regional markets Expand product offerings to capture retail presence Expanding Existing Shelf 20-30 SKUs in the near-term 40+ SKU potential 28Expected High Market Capture with Broad Product Offering Local Bounti’s branded strategy is enabled by high product diversity that Creating New captures more in-store real estate Product Categories CEA competitors only compete in Land (Grab) 25% of the products that Local Bounti produces to capture market in regions where there are few or no CEA competitors yet 3-5 week shelf life vs. 3-5 day shelf life for field-grown product leads to substantially less waste Brand for grocers and consumers to build consumer loyalty across multiple regional markets Expand product offerings to capture retail presence Expanding Existing Shelf 20-30 SKUs in the near-term 40+ SKU potential 28

Optionality : Current and Future Romaine Green Leaf Red Leaf Endive Spinach Arugula Kale Chard Bok Choy Mustard Butter Lettuce Currently growing In trial for 2022 SKU expansion 29Optionality : Current and Future Romaine Green Leaf Red Leaf Endive Spinach Arugula Kale Chard Bok Choy Mustard Butter Lettuce Currently growing In trial for 2022 SKU expansion 29

Multiple Pathways for Potential Growth Expansion Clear pathways for growth in the medium term by leveraging Local Bounti’s capabilities around R&D, branded strategy and food production International Subscription- New Product & Franchising & Expansion based Service Segment Licensing Rapidly expanding CEA markets in Consistency in yield and product year- Investment in R&D strengthens License superior technology or the Middle East and Asia provide round enable Local Bounti to provide Local Bounti’s new product genetics patents to other non-core Local Bounti the opportunity to future direct-to-consumer offerings innovation and segment expansion indoor agriculture companies and deliver CEA expertise without capital leverage Local Bounti’s brand for investment franchising 30Multiple Pathways for Potential Growth Expansion Clear pathways for growth in the medium term by leveraging Local Bounti’s capabilities around R&D, branded strategy and food production International Subscription- New Product & Franchising & Expansion based Service Segment Licensing Rapidly expanding CEA markets in Consistency in yield and product year- Investment in R&D strengthens License superior technology or the Middle East and Asia provide round enable Local Bounti to provide Local Bounti’s new product genetics patents to other non-core Local Bounti the opportunity to future direct-to-consumer offerings innovation and segment expansion indoor agriculture companies and deliver CEA expertise without capital leverage Local Bounti’s brand for investment franchising 30

Section 4 Summary Financials and Transaction OverviewSection 4 Summary Financials and Transaction Overview

Financial Projections Grounded on Proven Progress to Date 1 Financial Highlights Seeded Plant Sites for Sale Revenue ($mm) (mm of plant sites) # of Facilities $600 1 3 7 7 8 8 $600 Revenue Generating Proven Operating $495 $500 $462 490 $500 457 Today Facility $400 $400 $282 $300 279 $300 $200 $200 Superior Facility Growing Number of $85 83 $100 $100 Economics SKU’s 12 $1 $13 1 - - 2021 2022 2023 2024 2025 Run-Rate 2021 2022 2023 2024 2025 Run-Rate Gross Margin Facility EBITDA Corporate EBITDA ($mm) Gross Margin (%) ($mm) Facility EBITDA Margin (%) ($mm) Corporate EBITDA Margin (%) $400 70% $300 45% 64% 64% $305 60% 62% 42% 43% 55% 56% $350 58% 60% 52% 40% $317 54% $205 $300 $295 $275 $300 50% $212 $256 50% 35% 34% 45% $193 $205 $200 $250 30% 40% 40% $200 $200 $173 $510 25% 26% 30% $146 $510 30% $510 $95 20% $010 20% $100 $100 17% 20% 15% $49 $50 $38 10% $50 $50 10% $7 $2 ($22) ($34) ($5) ($2) $0 10% - - 0% - 5% 2021 2022 2023 2024 2025 Run-Rate 2021 2022 2023 2024 2025 Run-Rate 2021 2022 2023 2024 2025 Run-Rate (5$0) 0% ($50) 0% Source: Company Information. 32 1. $1mm Revenue in 2021 because 72% of the facility is dedicated to SKU optimization

Transaction Sources and Uses

Sources

All values in $MM

Leo III Cash in Trust	275
Local Bounti Equity Rollover	608
PIPE Proceeds	125
Total Sources	**1,008**

Uses

All values in $MM

Cash to Balance Sheet	314
Paydown of Existing Bridge Loan	10
Secondary Purchase	38
Transaction Expenses	38
Local Bounti Equity Rollover	608
Total Uses	**1,008**

Pro Forma Capitalization (at $10.00)

All values in $MM

Pro Forma Shares Outstanding	111
Post-Money Equity Value	**1,107**
(-) Net Cash	(350)
Pro-Forma Implied Enterprise Value (Post-Money)	**757**

Pro Forma Ownership (%) at Closing[1,2,3]


PIPE Investors
11.3%
Convertible Holders (1)
2.8%
Leo III Founders (3)
6.2%
Existing Local
Bounti Shareholders
54.9%
Leo III Investors
24.8%

1. *Assumes $26MM of convertible notes at 15% discount at close of transaction. This convertible debt is excluded for purposes of determining pre-transaction equity value.*
2. *Excludes outstanding public and private warrants of Leo III.*
3. *Includes 6.9MM Leo III founder shares.*

33

Valuation Benchmarking



local bounti
Public CEA Companies
High-Growth Healthy-Consumer[2]
AV / Revenue
AV / Revenue
AV / Revenue
2.7x
1.6x
5.7x
3.8x
5.3x
2.6x
12.9x
12.2x
6.1x
2.6x
local bounti[1]
AppHarvest[2]
AeroFarms[3]
freshpet
BEYOND MEAT
PELOTON
2024
2025
2024
2025
2024
2025
2022
2022
2022
2022

	Local Bounti 2024	Local Bounti 2025	AppHarvest 2024	AppHarvest 2025	AeroFarms 2024	AeroFarms 2025	Freshpet 2022	Beyond Meat 2022	Peloton 2022	Vital Farms 2022
Revenue Growth (%)	*232.4 %*	*63.9%*	*77.9%*	*50.0%*	*201.9%*	*102.5%*	*31.8%*	*47.6%*	*37.9%*	*27.4%*



AV / EBITDA
AV / EBITDA
AV / EBITDA
7.9x
3.9x
24.3x
12.1x
NA
10.5x
191.1x
74.5x
52.8x
50.9x
local bounti[1]
AppHarvest[2]
AeroFarms[3]
BEYOND MEAT
freshpet
PELOTON
2024
2025
2024
2025
2024
2025
2022
2022
2022
2022

	Local Bounti 2024	Local Bounti 2025	AppHarvest 2024	AppHarvest 2025	AeroFarms 2024	AeroFarms 2025	Beyond Meat 2022	Freshpet 2022	Peloton 2022	Vital Farms 2022
EBITDA Margin (%)	*33.8%*	*41.7%*	*23.6%*	*31.5%*	*NA*	*24.8%*	*6.4%*	*17.3%*	*28.0%*	*5.0%*

Sources: AppHarvest Analyst Day Presentation, AeroFarms Investor Presentation.
1. *Based on Local Bounti projections.*
2. *Market data as of June 14, 2021.*
3. *Based on projections provided in AeroFarms investor presentation.*

34

Local Bounti Is a Premier Controlled Environment Agriculture Company

local bounti


local bounti
ROMAINE LETTUCE
local bounti
SPRING MIX
local bounti
BUTTER LETTUCE
CILANTRO
BASIL
BUTTER LETTUCE
local bounti
RED & GREEN BLEND
local bounti
CRISPY GREEN LEAF

Premier Controlled Environment Agricutlure ("CEA") company that redefines conversion efficiency and ESG standards for indoor agriculture

Leading with technology, Local Bounti pushes the limits on bottom-line expansion and is well positioned to grow rapidly

- ✓ Stack & Flow Technology™ Model is Crafted for Disruption
- ✓ Exceptional Unit Economics
- ✓ Local, Sustainable and Superior Brand
- ✓ Proven Patent Pending Technology
- ✓ Turn-Key and Ready to Scale
- ✓ Geographic First Mover
- ✓ Highly Experienced Management Team
- ✓ Strong Strategic Partnerships

35

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